UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

July 15, 2008

Commission File Number: 000-53100

                    E-18 CORP.
(Name of Small Business Issuer in its charter)

Delaware	98-0541881
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

110 First Avenue NE, Suite #1006 Minneapolis, MN 55413 72211
(Address of principal executive offices and Zip Code)

612-379-3975
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

E-18 CORP.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

E-18 CORP. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF E-18 CORP. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about July 15, 2009, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of E-18 Corp., a Delaware corporation (the “Company”), as of June 25, 2009.  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors, and the appointment of new directors, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On June 25, 2009, the Company entered into a Share Exchange Agreement (the “Agreement”) with SquareOne Medical, Inc., a Nevada corporation (“SquareOne”) and the shareholders of SquareOne (the “SquareOne Shareholders”), which resulted in a change of the Company’s management, Board of Directors, and ownership. Pursuant to the terms of the Share Exchange Agreement, we acquired all of the issued and outstanding common stock of SquareOne from the SquareOne Shareholders. In exchange, we issued to the SquareOne Shareholders, their designees or assigns, 35,000,000 shares of our common stock. In addition, at the Closing Date, Hadas Yaron and Yosef Itamar Krytman, our former officers and directors, and Avraham Yoel Zeitlin, our principal shareholder, cancelled a total number of 15,000,000 shares of our Common Stock. As a result of the cancellation, the 35,000,000 shares represent approximately 77.78% of our common stock issued and outstanding after the closing of the share exchange transaction contemplated under the Share Exchange Agreement (the “Share Transaction”).  Pursuant to the Share Exchange Agreement, SquareOne Medical, Inc. became our wholly-owned subsidiary.

Pursuant to the Share Exchange Agreement, Hadas Yaron and Yosef Itamar Krytman resigned from all the office positions they held with us. On the Closing Date, John S. Salstrom was appointed as the President and Chief Executive Officer, Jack Dillard the Chief Operating Officer, Ronald Ginn the Chief Marketing Officer and John D. Olinger the Chief Intelligence Officer.

Effective ten (10) days after filing of this Schedule 14f-1, Hadas Yaron and Yosef Itamar Krytman will resign from the Board of Directors, and John D. Oblinger, Jack Dillard, Ronald Ginn, and John S. Salstrom shall be appointed to our Board of Directors.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of the close of business on June 29, 2009, there were 45,000,000 shares of E-18 Corp. common stock issued and outstanding.  The outstanding common stock of E-18 Corp. is held of record by approximately 18 shareholders.  Each share of E-18 Corp. common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

 Pre-Closing

The following table sets forth certain information regarding our common stock beneficially owned, prior to the closing of the Exchange Agreement, for (i) each shareholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature Of Beneficial Ownership(1)	Percentage of Class(2)
Hadas Yaron	Common	9,000,000	36.00%
Yosef Itamar Krytman	Common	5,000,000	20.00%

General Associates, LLC	Common	2,223,250	8.89%
Elizabeth Chamberlain	Common	2,183,250	8.73%
Green Light Productions, Inc.	Common	2,228,500	8.91%
Nelson Rosenbaum	Common	2,178,000	8.70%
Executive Officers and Directors as a Group (2)	Common	14,000,000	56.00%

Notes:

(1)
Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Based on 25,000,000 shares of common stock issued and outstanding prior to the closing.

Post-Closing

The following table sets forth certain information regarding our common stock beneficially owned on June 25, 2009, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, after the closing of the Exchange Agreement.

Name	Number of Shares Beneficially Owned	Percent of Shares (1)
Square One Medical, LP(2)	31,934,923	70.97%
John S. Salstrom	1,351,744	3.00%
Officer and Directors as a Group	1,351,744	3.00%

(1)                   Based upon 45,000,000 shares of common stock issued and outstanding as of June 25, 2009
(2)                   Our officers and directors Jack Dillard and Ronald Ginn hold approximately 25.53% and 4.75% membership interest in Square One Medical, LP.

Changes in Control

On June 25, 2009 the Company entered into a Share Exchange Agreement (the “Agreement”) with SquareOne Medical, Inc., a Nevada corporation (“SquareOne”), which resulted in a change of the Company’s management, Board of Directors, and ownership.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following persons are our directors and executive officers which shall be effective ten days following the mailing of this notice to our stockholders, in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder:

Name	Age	Position
John D. Olinger	63	Chairman and Chief Intelligence Officer
John S. Salstrom, Ph.D.	64	President, Chief Executive Officer, Secretary and Director
Jack Dillard	54	Chief Operating Officer and Director
Ronald Ginn	70	Chief Marketing Officer and Director

The following summarizes the occupation and business experience for our officers, directors, key employees and advisory board:

John D. Olinger, 63, Chairman and Chief Intelligence Officer

Mr. Olinger has nearly thirty-eight years of experience in top management positions.  Prior to joining SquareOne Medical, Mr. Olinger served as the President and CEO of HammerBlow Towing Systems Corp for thirteen (13) years. HammerBlow is a company he acquired and grew to become the industry leader, with multi-plant operations and facilities in three states and Mexico. The remarkable result of Mr. Olinger’s thirteen-year tenure at HammerBlow and the decisive implementation of his strategic plan was the sale of the company to its largest competitor, the Cequent Commercial Products division of TriMas Corporation, for eight (8) times its then current EBITDA, after which Cequent retained him for two additional years to help manage a $240 million division of the company.

For seven (7) years prior to his service at HammerBlow, Mr. Olinger was the President and CEO of the Nanik Division of Apogee Enterprises, a Fortune 500 company, during which time he had responsibility for overall operations of the company’s multi-plant facilities in three states and an additional plant in the Netherlands.  Additionally, Mr. Olinger has twelve (12) years of experience as a senior hospital executive, having managed all aspects of patient care and operations in two separate hospital systems in Chicago, Illinois and Wausau, Wisconsin.  Mr. Olinger served as a Regional Sales Manager covering fifteen (15) states for B.F. Goodrich Chemical Company for three (3) years after obtaining his B.S. degree from Miami University, Oxford, Ohio in 1968.  In 1973, he obtained his Masters degree in Business, with Honors, from Northwestern University, Evanston, Illinois, with additional majors in Marketing and Hospital Administration.  Mr. Olinger is currently the Chairman of the Board of Integrity First Bank in Wausau, Wisconsin, and has served on numerous boards of businesses, social organizations and charities.

John S. Salstrom, Ph.D., 64, President, CEO, Secretary and Director

Dr. Salstrom is a co-founder of SquareOne.  He has over twenty-eight years of experience with start-up companies, mainly in biotechnology and medical technology, and brings a unique ability to analyze and develop strategic plans, business models and optimal corporate structure. Prior to joining SquareOne Medical, Inc., since 1980, Dr. Salstrom served as Head of the Vector Development Program at Molecular Genetics, Inc., Research Director of the Molecular Biology and Human Healthcare Programs at Endotronics, Inc. and he was a Co-Founder and Vice President of Scientific Affairs at Helix BioCore, Inc.  He also co-founded and served as Director for Ganesh Energene Ltd. (Mumbai), an Indian Joint Venture.  Dr. Salstrom is a Microbiologist and Molecular Biologist by training, having received his B.A. from Miami University, his M.S. and Ph.D. degrees from the University of Wisconsin, followed by a Postdoctoral fellowship at Harvard University. He holds numerous Academic Honors and Awards, several patents, and has to his credit numerous publications, articles, theses and manuscripts. Dr. Salstrom has held several research and teaching positions.

Jack Dillard, 54, Chief Operating Officer and Director

Mr. Dillard is a co-founder of SquareOne and co-inventor of the SquareOne Safety Syringe technology.  Prior to joining SquareOne Medical, since 1984, he was an Executive Vice President and Vice President of Manufacturing for PJD Associates, a company he co-founded, with responsibilities for developing, patenting and bringing to commercial production several electronic monitoring devices for high purity water for drinking and commercial use. As a physicist, he served as a Member of Technical Staff and Project Manager for Hughes Electronics, a Fortune 50 company, where he developed infrared imaging equipment/devices for military and scientific endeavors.  Overall, he has an extensive background in the development and marketing of new products.  His experience includes development, manufacturing and marketing of semi-conductors, communication and messaging equipment and components.  He has years of experience in plastic injection molding/tooling, vacuum forming, metal die-casting/stamping and electronic design/assembly.  Mr. Dillard also has wide-ranging knowledge of new product development and management through all phases of prototyping, engineering design/documentation, and full commercial production.  He holds several U.S. and International Patents.  Mr. Dillard received a presidential appointment to The United States Military Academy at West Point while serving in the U.S. Army in 1973 and he completed his education at San Francisco State University with a B.S. in Physics in 1977.

Ronald Ginn, 70, Chief Marketing Officer and Director

Mr. Ginn is a co-founder of SquareOne.  Prior to joining SquareOne Medical, since 1985, Mr. Ginn served as the President and CEO of PJD Associates, a manufacturing and marketing company for equipment/devices for the water purification industry.  He has over twenty-three years of experience in strategic development, planning and implementation at Continental Can Corporation, a Fortune 500 company within the packaging industry, where his career evolved from a senior-level marketing and sales executive to the general management level, which included operations, marketing and sales responsibility for the Middle East, Africa and Greece, as well as the United States.  He was directly associated with new product development for commercial packaging for pharmaceuticals, easy-open beverage containers, plastic tennis ball cans and plastic motor oil and paint containers.  Mr. Ginn has negotiated, implemented and managed hundreds of sales and purchasing contracts in the U.S., as well as in Kuwait, Saudi Arabia, Nigeria, Greece and Morocco, which included creating a novel rebate program for securing and maintaining long-term contracts.  Mr. Ginn received a B.S. in Business Administration and Industrial Management from San Jose State University in 1961 and he is a 1974 graduate of Northwestern Business School.

Family Relationship

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Involvement in Certain Legal Proceedings

None of the Company’s directors, executive officers, promoters or control persons has been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction in a civil action or the Securities and Exchange Commission to have violated a federal or state securities, and the judgment has not been reversed, suspended, or vacated.

Director Terms of Office

The executive officers of the Company are elected annually by our Board and the directors will serve until next annual general meeting of the stockholders or until removed from the Board in accordance with the Bylaws or the employment contracts we entered into with the directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Board Meetings

The Board held no formal meetings during the fiscal year ended December 31, 2008.  All proceedings of the Board were conducted by resolutions consented to in writing by our directors and filed with the minutes of the proceedings of the board of directors.  Such resolutions consented to in writing by our directors are, according to the corporate laws of the State of Delaware and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Committees of the Board of Directors

The Board of Directors has not established any committees of the Board of Directors.  All matters relating to audit, compensation and nominations are considered and acted upon by the Board of Directors.  Following the Closing, no assurance can be given that our Board of Directors will establish any committees.

Nominee Recommendation Procedures

Our Board of Directors has not established a formal process for stockholders to nominate directors or to send communications to members of the Board of Directors.  As of the date of this filing, our Board of Directors has never received any nominations from stockholders.  Any stockholder may send a communication or nomination to any member of the Board of Directors to our corporate address. If we receive a communication, it will be forwarded to the relevant member of our Board of Directors, and if we receive a director nomination, it will be forwarded to the entire Board of Directors.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table shows for the periods ended December 31, 2008 and 2007, compensation awarded to or paid to, or earned by, our officers and directors.

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Hadas Yaron	2007 2008	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Yosef Krytman	2007 2008	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Summary Compensation

Since our incorporation on June 28, 2007, we have not paid any compensation to our Directors or officers in consideration for services rendered to us in their capacity as such. We have no employment agreements with any of our directors or executive officers. We have no pension, health, annuity, bonus, insurance, stock options, profit sharing, or similar benefit plans.

Since our incorporation on June 28, 2007, no stock options or stock appreciation rights have been granted to any of our Directors or executive officers, none of our Directors or executive officers exercised any stock options or stock appreciation rights, and none of them hold unexercised stock options. We have no long-term incentive plans.

Outstanding Equity Awards

Our directors and officers do not have unexercised options, stock that has not vested, or equity incentive plan awards.

Compensation of Directors

Our Directors do not receive compensation for their services as directors.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

As of the date hereof, each of the four officers and directors has executed an Employment Agreement with our subsidiary SquareOne containing appropriate confidentiality and non-compete provisions.

Pursuant to the Employment Agreement, the employee shall be employed on an at-will basis. The employee may terminate the employment relationship contemplated in the Employment Agreement upon a sixty (60) days written notice to SquareOne, and SquareOne may terminate the employment relationship contemplated in the Employment Agreement upon a sixty (60) days written notice to the employee if the termination is without cause. However, if the termination is for cause, SquareOne has no obligation to provide the employee with a prior written notice.

Subject to the terms and provisions of the Employment Agreement, during his employment and for a three (3) year period thereafter, the employee shall not use or disclose confidential information for any purposes not authorized by SquareOne. Additionally, pursuant to the Employment Agreement, the employee agrees that during his employment and for a period of two years thereafter, the employee will not directly or indirectly engage in any commercial activity that is in competition with that of SquareOne, and also agrees that prior to his creation of employment relationship with a new employer, he will inform this new employer of the content of the Employment Agreement and provide this new employer a copy of the Employment Agreement.

INFORMATION ON CONSENTING STOCKHOLDER

As of the Record Date, we had 45,000,000 shares of common stock entitled to vote. The consenting majority stockholders are the recorded and beneficial owners of a total of 31,934,923 shares of our common stock, which represents approximately 70.97% of the total number of our voting shares. Pursuant to Delaware General Corporation Law, the consenting majority stockholders voted in favor of the action described herein in written consent, dated June 26, 2009.  No consideration was paid for the consent. The consenting stockholders' names, affiliation with the Company and beneficial holdings are as follows:

Names and Address	Shares Owned Number	Percentage of Consenting Shares

SquareOne Medical, LP (1)	31,934,923	70.97%
Total	31,934,923	70.97%

(1)	Our officers and directors Jack Dillard and Ronald Ginn hold approximately 25.53% and 4.75% membership interest in Square One Medical, LP.

IN WITNESS WHEREOF, the undersigned have executed this written consent effective as of the date first above written.

E-18 CORP.

By:	/s/ John S. Salstrom, Ph.D.
Name: John S. Salstrom, Ph.D.
Title: President, Chief Executive Officer, Director